UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*
PetSmart, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
716768106
(CUSIP Number)

Kent Lawson
Longview Asset Management, LLC
222 N. LaSalle St., Suite 2000
Chicago, Illinois 60601
(312) 236-6300

Michael A. Nemeroff, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
(312) 609-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 7, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716768106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Longview Asset Management, LLC / 36-4245844
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	8,928,862
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	8,928,862
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,928,862
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	9.0%
14.	Type of Reporting Person (See Instructions)
IA (Limited Liability Company)

CUSIP No. 716768106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James A. Star, not individually but solely as President of Longview Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	8,928,862
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	8,928,862
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,928,862
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	9.0%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 716768106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H. Debra Levin, not individually but solely as Trustee of the Edward Memorial Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☑
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	8,928,862
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	8,928,862
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,928,862
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	9.0%
14.	Type of Reporting Person (See Instructions)
IN

This Amendment No. 3 to Schedule 13D (the “Schedule 13D”) amends and supplements that certain Schedule 13D initially filed on May 29, 2009, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on February 5, 2014 and Amendment No. 2 to Schedule 13D filed on May 28, 2014.

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value per share (the “Common Stock”), of PetSmart, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 19601 N. 27th Avenue, Phoenix, Arizona 85027.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed on behalf of (a) Longview Asset Management, LLC (“Longview”); (b) James A. Star, not individually but solely as President of Longview (“Mr. Star”); and (c) H. Debra Levin, not individually but solely as Trustee of the Edward Memorial Trust, the Managing Member of Longview (“Ms. Levin” and, together with Longview and Mr. Star, the “Reporting Persons”).

Longview’s principal business is managing investment portfolios for its clients (“Longview Clients”).  The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.  Longview Clients include certain of the Reporting Persons, their family members, entities in which the foregoing individuals hold interests, and trusts for their benefit (“Reporting Person Family Members and Entities”).  Certain Longview Clients, including without limitation Reporting Person Family Members and Entities, hold shares of Common Stock.  Longview has sole voting and dispositive power over the Common Stock held in Longview Clients’ securities accounts and, accordingly, is deemed to be the beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), of the Common Stock held in such accounts.  Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer.  No single Longview Client owns more than 5% of the outstanding shares of Common Stock of the Issuer.

Mr. Star is the President and Chief Executive Officer of Longview.  His principal place of business and principal office is located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Ms. Levin is a Partner of Seyfarth Shaw LLP, a Chicago, Illinois-based law firm.  Her place of business and principal office is located at 131 South Dearborn Street, Suite 2400, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons or any officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the last five years, none of the Reporting Persons or any officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Longview is a limited liability company formed under the laws of the State of Delaware.  Mr. Star and Ms. Levin are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities of the Issuer were acquired by or on behalf of Longview Clients in open market transactions.  Longview Clients effected such acquisitions using cash on hand.

ITEM 4.  PURPOSE OF TRANSACTION

Longview Clients beneficially own all of the shares of Common Stock of the Issuer reported by Longview hereunder.  The securities reported hereunder were acquired and are held by Longview Clients for investment purposes and were acquired in the belief that the securities were undervalued and represented an attractive investment opportunity.

Representatives of Longview may participate from time to time in discussions with the Issuer’s management about matters relating to the business, operations and assets of the Issuer and matters related thereto, including matters that may be specified in Items 4(a)-(j) of Schedule 13D.  Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer and one or more members of the board of directors of the Issuer, regarding the Issuer and its business, operations, assets, management, governance, ownership or capital structure.

On July 7, 2014, Longview sent a letter to the board of directors of the Issuer, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and is incorporated herein.

The Reporting Persons may pursue plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Person may seek to influence such actions through customary means including presenting its views for consideration to the Issuer and its Board of Directors, shareholders and other interested parties, privately or publicly.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Depending on the Issuer’s financial position and strategic direction, the outcome of the matters referenced in the attached letter, actions taken by the Issuer’s board of directors, price levels of the Issuer’s shares of Common Stock, overall market conditions, other investment opportunities available for Longview Clients and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock on behalf of Longview Clients in the open market or in private transactions.  Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions and/or engage in short selling of or hedging or similar transactions with respect to the shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) (i) By virtue of its management of Longview Clients’ securities accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Members and Entities, as of July 7, 2014, Longview may be deemed to beneficially own: 8,928,862 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 99,208,627 shares of Common Stock issued and outstanding as of May 16, 2014 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended May 4, 2014, filed on May 29, 2014).  Longview shares the power to vote and dispose of the 8,928,862 shares of Common Stock which it may be deemed to beneficially own.

(ii)  Mr. Star may be deemed to beneficially own an aggregate of: 8,928,862 shares of Common Stock as of July 7, 2014, representing in the aggregate approximately 9.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as President of Longview.  Mr. Star shares the power to vote and dispose of the: 8,928,862 shares of Common Stock which he may be deemed to beneficially own.  Mr. Star and members of his immediate family own shares of Common Stock, and are partners in certain partnerships that own shares of Common Stock, that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. Star.  Mr. Star disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

(iii)  Ms. Levin, not individually but solely as Trustee of the Edward Memorial Trust, may be deemed to beneficially own: 8,928,862 shares of Common Stock as of July 7, 2014, representing approximately 9.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of her status as Trustee of the Edward Memorial Trust, the sole member of Longview.  Ms. Levin, not individually but solely as Trustee of the Edward Memorial Trust, shares the power to vote and dispose of the: 8,928,862 shares of Common Stock which she may be deemed to beneficially own.  Ms. Levin has no pecuniary interest in any of the shares she may be deemed to beneficially own.  Ms. Levin disclaims beneficial ownership of all of the shares reported hereunder.

(c)  The following are transactions in the Common Stock that were effected during the past sixty days by the Reporting Persons:

DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
May 21, 2014	200,000	$59.15
May 21, 2014	300,000	$57.42
May 23, 2014	449,637	$54.40
June 9, 2014	200,000	$58.70
June 10, 2014	81,267	$58.76
June 12, 2014	173,300	$57.76
June 13, 2014	40,000	$57.77
June 24, 2014	34,400	$59.39

(d)  Each Longview Client has the right to receive dividends, if any, paid in respect of, and the proceeds from the sale of, the securities reported hereunder.  Mr. Star does not have the power to receive dividends paid in respect of, and the proceeds from the sale of, the securities reported hereunder, except to the extent of his pecuniary interest in such securities.  Neither Longview nor Ms. Levin has the right to receive dividends paid in respect of, or the proceeds from the sale of, the securities reported hereunder.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As part of its client relationships, Longview has the power to direct the voting and the disposition of shares of Common Stock owned by Longview Clients in the accounts that Longview manages, pursuant to investment advisory agreements.  None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

Other than (i) the Reporting Persons’ investment advisory agreements entered into with Longview, as described above, (ii) Mr. Star’s participation in the management of Longview, and (iii) Ms. Levin’s ownership interest in Longview, not individually but solely as the Trustee of the Edward Memorial Trust, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
99.1	Letter to Board of Directors of Issuer dated July 7, 2014.
99.2	Joint Filing Agreement dated as of February 4, 2014 by and among the Reporting Persons (incorporated by reference to Schedule 13D Amendment No. 1 filed February 5, 2014).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2014

LONGVIEW ASSET MANAGEMENT, LLC

By:/s/ James A. Star, President
James A. Star, President

/s/ James A. Star, President
James A. Star, not individually but solely as President

/s/ H. Debra Levin
H. Debra Levin, not individually but
solely as trustee of the Edward Memorial Trust